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CANE CLARK LLP                                                                  3273 E. Warm Springs
                                                                                Las Vegas, NV  89120

Kyleen E. Cane*      Bryan R. Clark^     Chad Wiener+        Scott P. Doney~    Telephone:   702-312-6255
                                                                                Facsimile:   702-944-7100
                                                                                Email:       bclark@caneclark.com
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January 20, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Michael Reedich

RE:   ASSURED PHARMACY, INC. (F/K/A ERXSYS, INC.)
      REGISTRATION STATEMENT ON FORM SB-2
      AMENDED JUNE 24, 2005
      FILE NO. 333-121288

--------------------------------------------------------------------------------

We write on behalf of Assured Pharmacy, Inc. (the "Company") in response to Staff's letter of July 19, 2005 by Jeffrey Riedler, Assistant Director of the
United States Securities and Exchange Commission (the "Commission") regarding the above-referenced SB-2 (the "Comment Letter"). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration
Statement on Form SB-2 (the "Second Amended SB-2"). We enclose with this letter a copy of the Second Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form SB-2
---------

General
-------

     1.   WE NOTE YOUR JUNE 30, 2005 ENTRY INTO A SETTLEMENT AGREEMENT
          CONCERNING SAFESCRIPT. PLEASE UPDATE THE PROSPECTUS TO REFLECT THIS
          DEVELOPMENT.

In response to this comment, the Company updated the entire prospectus and financial statements. The updated disclosure does reflect the settlement agreement concerning Safescript.

            *Licensed Nevada, California, Washington and Hawaii Bars;
                ^ Nevada, Colorado and District of Columbia Bars
               + Illinois, Nevada and Wisconsin State Bars ~Nevada

                                       1


Summary Information, page 4
---------------------------

     2. FOR EACH OF THE TPG AND TAPG JOINT VENTURES, STATE HOW MANY PHARMACIES HAVE BEEN OPENED UNDER EACH AGREEMENT, AND WHEN EACH WAS OPENED.

In response to this comment, the Company revised the summary information to include the opening date of each pharmacy and the specific joint venture agreement under which each particular pharmacy was established.

Risk Factors, page 8
--------------------

If we do not obtain additional financing, our business will fail, page 8
------------------------------------------------------------------------

     3. PLEASE STATE THE TOTAL AMOUNT OF DEBT OUTSTANDING AS OF THE LATEST PRACTICABLE DATE. ALSO, DISCLOSE YOUR ANNUAL DEBT SERVICE PAYMENT REQUIREMENTS.

In response to this comment, the Company disclosed that its total loans outstanding as of January 18, 2006 were $866,186 and its annual debt service is $108,150 as of the same date. .

     4. WE NOTE OUR PRIOR COMMENT 9 AND REISSUE IT IN PART. YOU STATE THAT YOUR BUSINESS PLAN CALLS FOR DIFFERENT TYPES OF EXPENSES. IN MD&A, PLEASE STATE HOW MUCH THESE EXPENSES ARE CURRENTLY ANTICIPATED TO BE.

In response to this comment, the Company quantified that these expenditures are anticipated to be approximately $4,000,000 for fiscal 2006.

Because of the time gap.....page 8
----------------------------------

     5. YOU STATE THAT THERE IS A SIGNIFICANT DELAY FROM THE TIME A CUSTOMER PURCHASES MEDICATION TO THE TIME YOU RECEIVE PAYMENT. PLEASE QUANTIFY ON AVERAGE HOW LONG THIS TAKES.

In response to this comment, the Company in this risk factor added disclosure that quantified the delay from the point of a customer's purchase to the Company's receipt of payment to range between 41 and 27 days when calculated for a specific quarterly period.

Because we have a short operating history.....page 9
----------------------------------------------------

     6. YOU STATE THAT AN INVESTOR SHOULD CONSIDER THE RISKS, EXPENSES AND UNCERTAINTIES OF A COMPANY LIKE YOURS THAT HAS COMMENCED RECENT

          OPERATIONS. PLEASE EXPLAIN IN MORE DETAIL AND QUANTIFY THIS RISK. YOU MUST DISCLOSE ALL MATERIAL RISKS TO INVESTORS CONCERNING AN INVESTMENT IN YOUR SECURITIES.

In response to this comment, the Company expanded this risk factor to explain in more detail the business risk associated with an entity that has a short operating history. These risks include the possibility that the Company may be unable to develop a broad enough customer base to conduct enough volume to pay its operating costs. In addition, the Company expanded its disclosure to further explain that a limited operating history requires frequent evaluation to improve operations and/or remedy unforeseen difficulties that may occur. If the Company is unable to remedy unforeseen difficulties that materialize, its ability to achieve profitable operations could be impaired. The Company did not quantify this risk because unforeseen difficulties encountered are not quantifiable.

Directors, Executive Officers .....page 23
------------------------------------------

     7. PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 401 OF REGULATION S-B CONCERNING YOUR CURRENT EXECUTIVE OFFICERS AND DIRECTORS ONLY, NOT THE FORMER ONES.

In response to this comment, the Company deleted the disclosure required by Item 401 of regulation S-B concerning the Company's former executive officers and directors.

Description of Securities, page 28
----------------------------------

     8. AS TO THE WARRANTS, IT APPEARS YOUR WARRANTS MAY HAVE DIFFERENT TERMS. PLEASE STATE THE TOTAL NUMBER OF SHARES THAT MAY BE ISSUED UPON THE EXERCISE OF THE DIFFERENT WARRANTS AND THE EXERCISE PRICES.

In response to this comment, the Company added disclosure regarding all issued and outstanding warrants and the terms applicable to such warrants.

Description of Business, page 30
--------------------------------

     9. AS TO EACH OF THE AGREEMENTS WITH TPG AND TAPG DISCUSSED ON PAGE 33, DISCLOSE THE PERCENT OF THE TOTAL COST OF OPENING A PHARMACY THAT $230,000 AND $335,000 REPRESENT, RESPECTIVELY. IN EACH CASE, THIS SHOULD INCLUDE ALL COSTS NECESSARY TO OPEN THE PHARMACY, INCLUDING INVENTORY, ETC.

In response to this comment, the Company disclosed the total start-up costs for the pharmacies opened under the agreements with TPG and TAPG and the percentage of those costs that the payments made by TPG and TAPG represent.

Market for our products.....page 34
-----------------------------------

     10. PLEASE STATE THE NAMES OF PHYSICIANS; PRACTICES WHICH ACCOUNT FOR GREATER THAN 10% OF ALL PRESCRIPTIONS RECEIVED IN 2004.

In response to this comment, the Company disclosed that two physicians' practices accounted for greater than 10% of all prescriptions the Company received in 2004. The Company did not provide the names of these physicians because it respectfully submits that this information is privileged and confidential. Privileged and confidential information is defined as information that is of the type that (1) is regularly kept confidential in the Company's industry and is not available from any other source and (2) the release of which will be likely to cause substantial competitive harm to the Company. Other pharmacies in the industry keep the specific sources of their business confidential and this information is not otherwise available. The disclosure of these physicians' names will result in economic harm to the Company because competitors will be able to solicit these physicians and potentially acquire their prescription business. Moreover, it is not material that investors know the identity of physicians that account for greater than 10% of all prescriptions the Company received in any particular year. If this information were disclosed, material information would get lost in the minutia of every facet of the Company's business. As such, disclosure of the identity of these physicians would not be constructive.

MD&A, page 41
-------------

     11. PLEASE DISCLOSE IN THE PROSPECTUS SUMMARY THE INFORMATION CONTAINED IN THE SECOND FULL PARAGRAPH ON PAGE 42, CONCERNING WHEN AND WHY YOU STOPPED OPENING NEW PHARMACIES.

In response to this comment, the Company added the disclosure referenced in this comment to the prospectus summary.

     12. QUANTIFY THE TIME GAP BETWEEN INVENTORY REPLENISHING AND ACCOUNTS RECEIVABLE COLLECTION

In response to this comment, the Company added disclosure in the MD&A that quantified the delay from the point of a customer's purchase to the Company's receipt of payment to range between 41 and 27 days when calculated for a specific quarterly period.

     13. PLEASE STATE THE APPLICABLE INTEREST RATE TO THE MOSAIC FINANCIAL LINE OF CREDIT.

In response to this comment, the Company disclosed the applicable interest rate to the line of credit agreements entered into with Mosaic Financial services, LLC.

     14. ON PAGE 43, WE NOTE YOUR DISCLOSURE OF THE 36% INCREASE IN THE AVERAGE PRESCRIPTIONS FILLED PER WEEK FOR THE PERIOD ENDED MARCH 31, 2005 AS COMPARED TO THE PERIOD ENDED DECEMBER 31, 2004. PLEASE CONTRAST YOUR OPERATING MARGINS FOR THE TWO PERIODS.

In response to this comment, the Company updated the disclosure to disclose the average prescription fill per week for the nine months ended September 30, 2005 and 2004. The Company included disclosure contracting the margins for these two periods.

     15. WE NOTE YOUR RESPONSE TO COMMENT 48 AND REISSUE THE COMMENT IN PART. PLEASE EXPAND THE DISCUSSION TO STATE SPECIFICALLY WHEN YOU SUBMITTED THE APPLICATION AND UPDATE THE DISCUSSION TO INDICATE THE CURRENT STATUS OF YOUR APPLICATION.

In response to this comment, the Company updated and expanded the discussion to specifically state when the application was submitted and approved.

Liquidity and Capital Resources, page 48
----------------------------------------

     16. PLEASE REFER TO YOUR REVISED DISCLOSURE AS A RESULT OF OUR PRIOR COMMENT NUMBER 50. WE NOTE THAT THE CURRENT DISCUSSION DOES NOT ADDRESS THE SOURCES AND USES OF CASH FOR FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003. PLEASE REVISE YOUR DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES TO INCLUDE A BALANCED DISCUSSION OF HISTORICAL CASH FLOWS FOR ALL PERIODS PRESENTED. REFER TO FINANCIAL REPORTING RELEASE 36.

In response to this comment, the Company revised its disclosure to provide the requested information concerning liquidity and capital resources for the year ended December 31, 2004 and for the reporting period ended September 30, 2005.

Certain Relationships and Related Transactions, page 55
-------------------------------------------------------

     17. IN EACH OF THE TRANSACTIONS DESCRIBED IN THIS SUBSECTION IN WHICH YOU ISSUED COMMON STOCK OR SECURITIES CONVERTIBLE INTO SHARES COMMON STOCK, PLEASE DISCLOSE THE PRICE PER SHARE APPLICABLE TO THE SHARES ISSUED IN THE RESPECTIVE TRANSACTION AND DISCLOSE THE MARKET PRICE OF YOUR COMMON STOCK AT THE TIME YOU AGREED TO ISSUE THOSE SECURITIES.

In response to this comment, the Company disclosed in the certain relationship and related transactions subsection the price per share applicable to the shares issued in the respective transaction and the market price of the common stock at the time of issuance.

Financial Statements - December 31, 2004, page 62
-------------------------------------------------

Consolidated Statements of Operations, page F-5
-----------------------------------------------

     18. REFER TO YOUR RESPONSE TO COMMENT 55. WE NOTE THAT YOU CLARIFIED THAT THIS MINORITY INTEREST RELATED TO THE SPECIFIC TPG JOINT VENTURE, BUT THIS DID NOT CLARIFY THE NATURE OF THE CASH RECEIVED FROM THIS JOINT VENTURE. PLEASE REVISE THIS HEADING TO CLARIFY THE NATURE, I.E. INVESTMENTS BY THE PARTNER, PROFIT SHARING PAYMENTS, ETC.

In response to this comment, the Company revised to caption in the cash flows statement for the years ended December 31, 2004, November 30, 2003, and the one month transition period ended December 31, 2003 to state "Proceeds from development agreements with TPG and TAPG joint ventures." This change is also reflected in the cash flows statement for the three and nine months ended September 30, 2005 and 2004.

Notes to Financial Statements, page F-6
---------------------------------------

General
-------

     19. PLEASE ENSURE THAT EACH NOTE CLEARLY REFLECTS THE PERIOD THAT IS BEING PRESENTED. PLEASE NOTE THAT SEVERAL OF THE COMMENTS ISSUED ON THE AUDITED FINANCIAL STATEMENTS ALSO RELATE TO THE INTERIM FINANCIAL STATEMENTS. AS SUCH, ALSO MAKE ANY NECESSARY REVISIONS TO THE MARCH 31, 2005 INTERIM FINANCIAL STATEMENTS.

In response to this comment, the Company revised each note to clearly reflect the period that is being presented. The Company also made all necessary revisions to the interim financial statements to reflect relevant comments issued concerning the audited financial statements.

2. Summary of Significant Accounting Policies, page F-8
-------------------------------------------------------

Principles of Consolidation, page F-8
-------------------------------------

     20. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 56. IT IS UNCLEAR WHAT CHANGES WERE MADE AS A RESULT OF OUR COMMENT. PLEASE PROVIDE TO US AND DISCLOSE A MORE DETAILED ANALYSIS UNDER THE GUIDANCE OF EITF 96-16 THE RIGHTS HELD BY THE MINORITY PARTNERS IN THE JOINT VENTURES THAT YOU CONSOLIDATE.

In response to this comment, the Company discloses on a supplemental basis that the rights of TPG Partners, LLC ("TPG") as a minority partner in a joint venture with the Company are summarized as follows:

     o TPG will have the right to jointly open up to fifty stores with the Company on a joint venture basis;

     o Upon the issuance of written notice, TPG has the right not to be involved in a particular location;

     o    TPG owns 49% of the joint venture; and

     o The first $230,000 of distributed net profits per store shall be paid to TPG as the minority joint venturer. Following the first $230,000 paid to the minority joint venturer, subsequent distributed net profits will be paid 51% to the Company as majority joint venturer and the remaining 49% to TPG as the minority joint venturer.

The complete joint venture agreement with TPG is filed as an exhibit to the amended annual report on Form 10-KSB/A for the year ended November 30, 2003 filed with the Commission on March 23, 2004.

The Company discloses on a supplemental basis that the rights of TAPG, LLC ("TAPG") as a minority partner in a joint venture with the Company are summarized as follows:

     o TAPG will have the right to jointly open up to five stores with the Company on a joint venture basis; and

     o    TAPG owns 25% of the joint venture.

Management has determined that based on the above, the minority owners do not have substantive participating rights in accordance with EITF 96-16 that provides them with substantive minority rights to effectively participate in significant decisions that would be expected to be related to the investee's ordinary course of business and accordingly the do not have the ability to block actions proposed by the Company. Accordingly, the Company consolidated the joint venture.

The complete joint venture agreement with TAPG is filed as an exhibit to the current report on Form 8-K filed with the Commission on April 21, 2004.

Also in response to this comment, the Company revised the principles of consolidation subsection in the footnotes to the audited financial statements.

Revenue Recognition, page F-13
------------------------------

     21. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 59. PLEASE EXPLAIN TO US IN GREATER DETAIL WHY YOU ARE NOT ABLE TO RECORD THE PRESCRIPTION SALES AT THE AMOUNT CONTRACTED WITH THIRD PARTIES. YOUR RESPONSE MAKES IT APPEAR THAT THESE AMOUNTS MAY CHANGE FROM EVEN THE CONTRACTED AMOUNT. IN ADDITION, PLEASE EXPLAIN TO US IN GREATER DETAIL WHY COLLECTIBILITY IS NOT REASONABLY ASSURED RELATED TO THESE PRESCRIPTION SALES. IT WOULD SEEM THAT A SUBSTANTIAL PORTION OF THE AMOUNTS RECEIVABLE ARE FROM THIRD PARTY PAYORS WHO HISTORICALLY IN THIS INDUSTRY MAKE THEIR PAYMENTS.

In response to this comment, management is in the process of preparing an analysis based on SAB 104 to determine the appropriateness of using cash basis and the possibility of switching to accrual basis either retroactively or prospectively.

Basic and Diluted Loss per Common Share, page F-16
--------------------------------------------------

     22. PLEASE REFER TO YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 66. IT APPEARS THAT YOU DO HAVE SHARES THAT WOULD HAVE AN ANTI-DILUTIVE EFFECT ON EARNINGS PER SHARE. PLEASE DISCLOSE THE NUMBER OF SHARES OMITTED BECAUSE THEIR EFFECT WOULD BE ANTI-DILUTIVE. REFER TO PARAGRAPH 40(C) OF SFAS 128.

In response to this comment, the Company revised its disclosure to include the number of shares previously omitted that would have an anti-dilutive effect.

4. Intangible Assets, pages F-20
--------------------------------

     23. REFER TO YOUR RESPONSE TO COMMENT 61. PLEASE EXPLAIN TO US IN GREATER DETAIL HOW YOU DETERMINED THE ORIGINAL FAIR VALUE ASSIGNED TO THIS LICENSE AND WHAT THAT VALUE WAS. PROVIDE A DETAILED DISCUSSION OF THE METHODOLOGIES USED TO DETERMINE THE ORIGINAL CARRYING VALUE AS WELL AS THE $3.0 MILLION CARRYING VALUE TO WHICH YOU APPARENTLY REDUCED THIS INITIAL VALUE. EXPLAIN THE SIGNIFICANT DIFFERENCE IN THE PRUCHASE PRICE OF THIS ORIGINAL LICENSE TO THE LICENSE WITH RXNT, I.E. WHY WAS THIS ORIGINAL LICENSE APPARENTLY WORTH SO MUCH MORE COMPARED TO THE LATTER.

In response to this comment, the Company discloses on a supplemental basis that it considered the following approaches to valuation:

Cost Approach
-------------

The cost approach establishes value based on the cost of reproducing or replacing a property, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach was not utilized in our analysis.

Market Approach
---------------

The market approach is based on the assumption that the value of an asset (including a company) is equal to the value of a substitute asset with the same characteristics. Therefore, the value of a company can be determined by finding similar companies (or interest in similar companies) that have been sold in recent arm's-length transactions. For example, information on royalties paid for similar property is usually considered in valuation of trademarks, patents, and patent licenses.

This approach was utilized in the valuation of the franchise license and its underlying assets by analyzing fair value royalties. It was also used in determining the restricted stock discount and note payables comparable market yield.

Income Approach
---------------

The income approach seeks to measure the future benefits of an asset or company that can be quantified in monetary terms. The income approach typically involves two general steps. The first is making a projection of the total cash flows expected to accrue to an investor in the asset. The second step involves discounting these cash flows to present value at a discount rate that considers the degree of risk (or uncertainty) associated with the realization of the projected monetary benefits. The discounted cash flow method is a form of the income approach often used in the valuation of entire businesses, major segments of a business or intangible property.

The income approach was utilized in arriving at the value of the upfront purchase consideration of the franchise license, the total purchase consideration, and the business enterprise.

Valuation of Upfront Purchase Consideration
-------------------------------------------

In valuing the upfront purchase consideration paid for the franchise license, the Company analyzed the fair value of both the restricted common stock and the notes payable paid by the Company as the purchase consideration.

The Company cancelled $2 million of its notes payable to RTIN that was issued as part of the license purchase consideration, in exchange for $2 million of the Company's common stock. RTIN received 4,444,444 of restricted shares at a conversion price of $0.45 per share. The closing trading price of the Company's stock that day was $0.57 per share. Since restricted stock has a significant liquidity constraint compared to freely traded stock, its fair value can be determined by discounting a company's freely traded stock with a discount associated with the restrictions that it carries.

Two methods were utilized to quantify the appropriate discount to the Company's restricted common stock: The Black Scholes option pricing model (the cost to hedge market risk) and the restricted stock studies. Both methods were weighted equally in arriving at the concluded discount of 45% for the Company's restricted common shares. Application of the 45% discount to the market price yields a fair value indication of $0.3135 per share, or $1,393,333 total.

The Company had two notes payable related to the assignment of RTIN license. One of the notes payable was issued to RTIN and the other was issued to David Parker, the Company's former CEO. As of the date of issuance, the notes payable to RTIN and to Mr. Parker had book values of $1,095,574 and $370,000 respectively. The notes carried an interest rate of 5% annually.

Given the Company's development stage and the risk associated with holding notes payable is significantly greater than the risk for notes payable from mature companies, the Company found that the average yield for bonds with credit rating between C and CCC is 13.02% using Standard and Poor's guide. Therefore, a total fair value of license purchase consideration was determined to be approximately $3 million in comparison to the total book value of the purchase consideration of $3,586,615.

Valuation of Business Enterprise
--------------------------------

Based on the Company's management's projections for 2003-2008 and achieving a stable growth of 5% annually for the terminal period, these projections were adjusted for uncertainty surrounding RTIN. This assumed that the target for 2004-2008 would be achieved with a one year delay. In 2004, the Company had three pharmacies rather than nine, and generated one-third of the initial 2004 projection. To come up with the indicated value of business enterprise, the cash flows from the projections were then discounted to present value at a discount rate equal to 50%, which is the average venture capital required return for investing in first stage/early development companies. The total fair value of the business enterprise was determined to be $6,460,000.

Conclusion
----------

Based on the information and analysis summarized above, the Company determined the fair value of the franchise license's total purchase consideration for allocation of purchase price for financial reporting as of September 25, 2003 was $3,000,000. In addition, the Company concluded that the fair value of the franchise license and its underlying assets for allocation of purchase price for financial reporting equated to Goodwill of approximately $2,977,000.

The reason the original RTIN license was worth so much more compared to the latter RxNT is that the Company acted in 2003 as a "First Adopter" acquirer of this type of software technology. By 2004, this software technology had been widely accepted throughout the industry, thereby, allowing competition to drive down the market value.

     24. YOU STATE HERE THAT YOU PAID $370,000 IN CONJUNCTION WITH THE L ICENSE RIGHTS IN 2003. THIS APPEARS TO BE INCONSISTENT WITH THE $37,000 FOR THE "PURCHASE OF MARKET LICENSE" DISCLOSED IN THE STATEMENT OF CASH FLOWS. PLEASE EXPLAIN TO US HOW THESE TWO AMOUNTS RELATE TO EACH OTHER OR WHERE YOU RECORDED THE $370,000 IN YOUR CASH FLOWS.

In response to this comment, the Company revised the disclosure in the intangible assets subsection to the footnotes to the audited financial statements to correctly reflect $37,000. The Company discloses on a supplemental basis that the Company's CEO at that time, personally paid $370,000 in cash directly to RTIN Holdings, Inc. as a partial payment for the license. In December 2003, the Company assumed this note payable with the former CEO for $370,000 in order to reimburse him for the payment he made to RTIN Holdings, Inc. in connection with the acquisition of the license. The assumption of the $370,000 was treated as a non-cash transaction as an acquisition of an asset with the assumption of the liability.

5. Notes Payable to Related Party and Stockholders, pages F-21 - F-22
---------------------------------------------------------------------

     25. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 60. IT APPEARS THAT YOU ISSUED SHARES WITH A FAIR VALUE IN EXCESS OF THE CARRYING VALUE OF THE DEBT. PLEASE PROVIDE TO US YOUR ANALYSIS UNDER APB 26 OF ANY GAIN OR LOSS RELATED TO THE EXTINGUISHMENT OF THIS DEBT. INCLUDE ANY CONSIDERATION GIVEN TO WHETHER THE LICENSOR WAS A RELATED PARTY AND THE IMPACT THAT DETERMINATION HAS ON THE ACCOUNTING. PLEASE NOTE THAT GENERALLY THE TRADING PRICE OF SHARES TRADED IN A PUBLIC MARKET IS ASSUMED TO BE THE FAIR VALUE OF THOSE SHARES. INCLUDE A DETAILED DISCUSSION OF ANY FACTORS THAT YOU MAY HAVE CONSIDERED IN ASSIGNING A VALUE OTHER THAN THAT TRADING PRICE.

Management acknowledges that its response to the Commission's prior comment number 60 was not the proper response. The correct fair value assigned to the stock that the Company issued upon conversion of the $2,000,000 note payable to RTIN was $0.3135 and not $0.45. The 0.3135 per share value was determined based on the approach discussed in its response to Commission's comment number 23 in this letter.

As disclosed in the Company's filings, on May 27, 2003, the Company acquired the rights to an exclusive license to operate Safescript Pharmacies in California, Oregon, Washington, and Alaska. The Company acquired the license from RxSystems, a development stage company wholly owned by the current CEO of the Company. The license was originally acquired by RxSystems from Safescript Pharmacies, Inc. (formerly known as RTIN Holdings, INC.)(the "Licensor"). In connection with this transaction, the Company assumed a note payable to RTIN from RxSystems with an outstanding balance of approximately $3,177,000, executed a new note payable in the amount of $370,000 with the CEO and paid $37,000 in cash. On September 25, 2003, the Licensor and the Company agreed to convert $2,000,000 of the note payable into 100,000 shares of preferred stock, which were then immediately converted into 4,444,444 shares of restricted common stock of the Company with an estimated fair value of approximately $1,393,000 based on the $0.3135 per share price discussed in the previous paragraph. The Company recorded the difference of approximately $607,000 (representing the excess of the net book value of the portion of the note payable converted over the estimated fair value of the common stock issued) as a retroactive reduction of the purchase price allocated to the acquired asset. Such reduction was deemed to be the appropriate accounting by the Company due to the following factors:

     o The transaction with RTIN was considered a related party transaction and accordingly management determined not recognize a gain as a result of this related party transaction as a gain.

     o The close proximity of the conversion date of the debt to the Company's stock which was less than four months.

     o The one year allocation period as permitted by GAAP that allows the Company to retroactively adjust the purchase price since the conversion was only less than four months after the acquisition date.

Accordingly, the Company recorded the transaction as follows:

            License rights                            $      --
            Cost in excess of estimated fair value    2,977,000
                                                     ----------
            Intangible
            assets                                   $2,977,000
                                                     ----------
            Consideration:
            Note payable                             $1,547,000
            Common stock                              1,393,000
            Cash paid                                    37,000
                                                     ----------
                                                     $2,977,000
                                                     ----------

Changes In and Disagreements with Accountants, page 63
------------------------------------------------------

     26. REFER TO YOUR RESPONSE TO COMMENT 69. IF YOU ARE GOING TO CONTINUE TO INCLUDE THIS DISCLOSURE, PLEASE INCLUDE A CURRENTLY DATED COPY OF THE LETTER PROVIDED FROM YOUR FORMER ACCOUNTANT AS AN EXHIBIT TO THIS DOCUMENT. REFER TO ITEM 304(A)(3) OF REGULATION S-B.

In response to this comment, the Company deleted all disclosure within this subsection concerning its former accountant.

Signatures
----------

     27. WE NOTE YOUR RESPONSE TO COMMENT 72 AND REISSUE THE COMMENT. PLEASE HAVE YOUR PRINCIPAL ACCOUNTING OFFICER OR CONTROLLER SIGN THE REGISTRATION STATEMENT. ANY PERSON WHO OCCUPIES MORE THAN ONE OF THE SPECIFIED POSITIONS REQUIRED TO SIGN THE REGISTRATION SHOULD INDICATE EACH CAPACITY IN WHICH HE OR SHE SIGNS THE REGISTRATION STATEMENT. SEE "INSTRUCTIONS FOR SIGNATURES" TO FORM SB-2

In response to this comment, Robert DelVecchio is the Company's CEO, CFO, and Principal Accounting Officer. Mr. DelVecchio has signed the Second Amended SB-2 and indicated that he is signing in the capacity of Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Bryan Clark
----------------
Bryan Clark
CANE CLARK LLP